UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mymetics Corporation

File No. 000-25132 - CF#31340

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Mymetics Corporation submitted an amended application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on July 16, 2014.

Based on representations by Issuer, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through July 16, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin O'Neil
Deputy Secretary